UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SolarWinds Corporation

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

83417Q105

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83417Q105	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Howard Hughes Medical Institute
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 495,946 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 495,946 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 495,946 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .15% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages calculated in this Schedule 13G are based upon an aggregate of 314,042,117 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2020.

SCHEDULE 13G	Page 3 of 6

Item 1(a) Name of issuer: SolarWinds Corporation (the “Company”)

Item 1(b) Address of issuer’s principal executive offices: The Company’s principal executive offices are at 7171 Southwest Parkway, Building 400, Austin, Texas 78735.

2(a) Name of person filing:

The Schedule 13G is being filed by Howard Hughes Medical Institute

2(b) Address or principal business office or, if none, residence:

4000 Jones Bridge Road, Chevy Chase, MD 20815

2(c) Citizenship:

The Reporting Person was organized under the laws of the State of Delaware

2(d) Title of class of securities:

Common stock, par value $0.001 per share (the “Common Stock”)

2(e) CUSIP No.:

83417Q105

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

SCHEDULE 13G	Page 4 of 6

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: In the aggregate, the Reporting Person beneficially owns 495,946 shares of Common Stock. The Reporting Person and certain other stockholders listed on Annex A hereto (collectively, the “Stockholders”) are parties to a Stockholders’ Agreement (the “Stockholders’ Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholders’ Agreement and the obligations and rights thereunder, the Reporting Person acknowledges and agrees that it is acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by or on behalf of the other Stockholders, as of December 31, 2020, such a “group” would be deemed to beneficially own an aggregate of 245,742,930 shares of Common Stock, or 78.3% of the total number of shares outstanding.

The Reporting Person expressly disclaims beneficial ownership over any shares of Common Stock that it may be deemed to beneficially own solely by reason of the Stockholders’ Agreement. Certain other stockholders listed on Annex A attached hereto are separately making Schedule 13G filings reporting their beneficial ownership of shares of Common Stock.

(b) Percent of class: The Reporting Person beneficially owns 495,946 shares of Common Stock, or .15% of the total number of shares outstanding. All percentages calculated in this Schedule 13G are based upon an aggregate of 314,042,117 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 5, 2020.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5 Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable.

Item 8 Identification and Classification of Members of the Group: See Items 2(a) - 2(c).

Item 9 Notice of Dissolution of Group: Not Applicable.

Item 10 Certification: Not Applicable.

SCHEDULE 13G	Page 5 of 6

Annex A

List of Other Stockholders Party to the Stockholder Agreement

AlpInvest GA Co C.V.

AlpInvest Partners Co-Investments 2014 I C.V.

AlpInvest Partners Co-Investments 2014 II C.V.

AM 2014 Co C.V.

HarbourVest 2015 Global Fund L.P.

HarbourVest Global Annual Private Equity Fund L.P.

HarbourVest Partners IX Buyout Fund L.P.

HarbourVest Partners X AIF Buyout L.P.

HarbourVest Partners X Buyout Fund L.P.

Hermes USA Investors Venture II LP

Lexington Co-Investment Holdings III L.P.

Meranti Fund L.P.

NB - Iowa’s Public Universities LP

NB Crossroads XX - MC Holdings LP

NB Crossroads XXI - MC Holdings LP

NB PEP Holdings Limited

NB RP Co-Investment & Secondary Fund LLC

NB Sonoran Fund Limited Partnership

NB Strategic Co-Investment Partners II Holdings LP

NB Wildcats Fund LP

Neuberger Berman Insurance Fund Series of the SALI Multi-Series Fund L.P.

NPS Co-Investment (A) Fund L.P.

The Prudential Insurance Corporation of America

The Prudential Legacy Insurance Corporation of New Jersey

Silver Lake Partners IV, L.P.

Silver Lake Technology Investors IV, L.P.

Silver Lake Technology Associates IV, L.P.

SLP Aurora Co-Invest, L.P.

SMRS-TOPE LLC

TFL Trustee Company Limited as Trustee of the TFL Pension Fund

Thoma Bravo Executive Fund XI, L.P.,

Thoma Bravo Executive Fund XII, L.P.,

Thoma Bravo Executive Fund XII-A, L.P.,

Thoma Bravo Fund XI, L.P.,

Thoma Bravo Fund XI-A, L.P.,

Thoma Bravo Fund XII, L.P.,

Thoma Bravo Fund XII-A, L.P.,

Thoma Bravo Special Opportunities Fund XII, L.P.,

Thoma Bravo Special Opportunities Fund XII-A, L.P.

SCHEDULE 13G	Page 6 of 6

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021	Signature:	/s/ Landis Zimmerman
	Name:	Landis Zimmerman
	Title:	Vice President and Chief Investment Officer